February 23, 2009

Mr. Kevin R. Davis
Chief Executive Officer
MF Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

> **Re: MF Global Ltd.**
> **Form 10-K**
> **Filed June 13, 2008**
> **File No. 001-33590**

Dear Davis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1. Business

General

1.   In future filings, please disclose your total number of employees in accordance with Item 101(c)(1)(xiii) of Regulation S-K.

Our Industry

General

2.   We note that your "industry" disclosure is approximately seven pages long. In future filings, please revise to tie the industry disclosure to your operations. For instance, on page 7 under the *Derivatives* subheading, you provide a general summary of various derivative instruments; however, you do not explain which of these products your firm offers. Another example is your disclosure on page 9 about "typical" or "historical" business conduct; instead, it should be revised to clearly illustrate the relevance to your operations.

Item 1A. Risk Factors

General

3.   We note that your risk factors section is currently 20 pages long. Item 503(c) of Regulation S-K requests a "concise and organized" discussion of the most significant risk factors that make investment in the company speculative or risky. Several of your risk factors are very detailed and provide disclosure that is already located elsewhere in this document. Please see pages 28, 31, 32 and 33 for examples. To the extent that such risk factors remain significant, in future filings, please revise to provide only the information needed to put the risk into context and avoid including mitigating disclosure.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

4.   Please include the equity compensation plan information table required Item 201(d) of Regulation S-K or advise us as to the reasons for the omission of this table.

Definitive Proxy Statement on Schedule 14A filed April 4, 2008

Executive Compensation

Compensation Discussion and Analysis

2008 Annual Direct Compensation

General

5.   The Compensation Discussion and Analysis should be sufficiently precise to
        identify material differences in compensation policies with respect to individual
        executive officers. For instance, we note that there are substantial differences
        between the levels of compensation received by the named executive officers. For
        example, we note that Mr. Kevin Davis's base salary disclosed on page 28 is
        significantly higher than your other executive officers. Please tell us the basis for
        the differences and provide such disclosure in future filings. Refer to Item
        402(b)(2)(vii) of Regulation S-K.

Base Salary, page 29

6.   We note that individual base salaries are intended to be appropriate in light of the
        executive's respective roles and responsibilities. Please tell us the specific
        individual factors that the compensation committee considered in determining
        annual salary increases. Refer to Item 402(b)(2)(v) of Regulation S-K. Please
        provide similar disclosure in future filings.

Annual Incentive Compensation, page 29

7.   On pages 29 and 30, we note that Mr. Polk and Healy received incentive
        compensation. Please provide the specific determinations involved in making
        such awards. Any financial metrics used should be provided, which include pre-
        established goals or targets. Similar disclosure should be provided in future
        filings.

Compensation Objectives and Process, page 35

8.   To the extent that you provide incentive compensation in future periods, please
        identify and quantify all of the financial performance measures used to determine
        annual incentive compensation in future filings. Refer to Item 402(b)(2)(v) and
        Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K. If
        management uses discretion to increase or decrease incentive compensation from

the amount prescribed by pre-established goals/formulas, please explain the use of such discretion in future filings.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson at (202) 551-3473 or the undersigned at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Ms. Jacqueline M. Giammarco (via facsimile)
        (212) 319-1269